Filed Pursuant to Rule 433
Registration Statement No. 333-172572
Issuer Free Writing Prospectus dated May 26, 2011 to
Preliminary Prospectus dated May 20, 2011
MakeMyTrip Limited
5,244,000 Ordinary Shares
This pricing term sheet relates only to the ordinary shares of MakeMyTrip Limited and should be read together with the Preliminary Prospectus dated May 20, 2011 relating to the offering of the ordinary shares before making a decision in connection with an investment in the corresponding securities. The information in this pricing term sheet supplements and supersedes the information in the Preliminary Prospectus relating to the ordinary shares to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.
All references to “$” herein are to United States dollars.

Issuer:	MakeMyTrip Limited

Exchange/Symbol:	NASDAQ/MMYT

Size:	$125.9 million

Shares offered:	5,244,000 Shares (1,450,000 Shares by the Company / 3,794,000 Shares by the Selling Shareholders)

Greenshoe:	15% of Offering (786,600 Shares) (217,500 Shares by the Company / 569,100 Shares by the Selling Shareholders)

Last sale price of ordinary shares on May 26, 2011:	$24.44 per Share

Price to public:	$24.00 per Share

Underwriting discounts and commission:	$0.78 per Share

Net Proceeds to the Company:	Approx. $33.5 million (assuming no greenshoe) Approx $38.5 million (assuming greenshoe is exercised in full)

Ordinary shares to be outstanding after the offering:	36,601,272 (assuming no greenshoe) 36,826,517 (assuming greenshoe is exercised in full)

Capitalization:	The following table set forth the Company’s indebtedness and capitalization as of March 31, 2011 on an as adjusted basis to reflect (1) the issuance of 51,633 ordinary shares upon the exercise of share options held by certain of the Company’s selling shareholders for sale in this offering, effective upon the completion of this offering; and (2) the issuance and sale by the Company of 1,450,000 ordinary shares offered in this offering at the public offering price of $24.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, and further assuming no exercise by the underwriters of their over-allotment option and no other change to the number of ordinary shares sold by the Issuer as set forth on the cover page of the Preliminary Prospectus.

(in thousands)
Loans and borrowings	$209.6
Bank overdraft	3,856.0
Equity/(deficit):
Ordinary shares of par value $0.0005 each,
Issued: 35,099,639, actual; 36,601,272, as adjusted(1)	18.3
Share premium	145,955.8
Accumulated deficit	(38,728.8)
Share-based payment reserve	3,676.7
Foreign currency translation reserve	(1,174.1)

Total equity/(deficit) attributable to equity holders of our company	109,747.9

Total capitalization	$113,813.4

Dilution:	The following table illustrates the dilution per ordinary share:

Public offering price per ordinary share	$24.00
Net tangible book value per ordinary share as of March 31, 2011	$2.09
Proforma net tangible book value per ordinary share after giving effect to the issuance of shares pursuant to the exercise of options for sale in this offering and this offering	$2.92
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$21.08
Percentage dilution in net tangible book value per ordinary share to new investors in the offering	87.8%

Shares to be sold by each selling shareholder:	SAIF: 2,616,825 shares
Helion Venture: 610,321 shares
Deep Kalra: 429,187 shares
Keyur Joshi: 86,034 shares
Rajesh Magow: 51,633 shares
Trade date:	May 26, 2011
Expected Closing date:	June 2, 2011
CUSIP:	V5633W 109
Underwriters:	Morgan Stanley & Co. International plc
Deutsche Bank Securities Inc.

Oppenheimer & Co. Inc.
Pacific Crest Securities LLC

Note (1): The actual ordinary shares stated in the table above excludes 1,510,187 ordinary shares issuable upon the exercise of outstanding options granted under the company’s equity option plan as of March 31, 2011. See “Management — Share Incentive Plans — Equity Option Plan.” The as adjusted ordinary shares as of March 31, 2011 stated in the table above exclude 1,458,554 ordinary shares issuable upon the exercise of outstanding options granted under the company’s equity option plan (not taking into account those share options to be exercised by certain of the company’s selling shareholders for sale in this offering, effective upon the completion of this offering).
The following changes were made to the Preliminary Prospectus:
On page 128 of the Preliminary Prospectus, the following paragraph was added after the second paragraph of page 128:
“Certain affiliates of one of our shareholders, Tiger Global, have subscribed for, and were allocated by the underwriters, 1,650,000 shares in this offering at the public offering price and on the same terms as the other shares being offered in this offering. As a result, Tiger Global and its affiliates will beneficially own 15.79% of our total outstanding shares immediately upon the completion of this offering, assuming no exercise of the over-allotment option by the underwriters. Any such shares purchased in this offering will not be subject to any lock-up restrictions by the underwriters.”
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE RELATED PROSPECTUS AND THE OTHER DOCUMENTS THAT THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN DOCUMENTS RELATING TO THIS OFFERING BY CONTACTING MORGAN STANLEY & CO. INCORPORATED, 180 VARICK STREET, 2ND FLOOR, NEW YORK, NEW YORK 10014. ATTENTION: PROSPECTUS DEPARTMENT, OR BY E-MAILING PROSPECTUS@MORGANSTANLEY.COM, OR DEUTSCHE BANK SECURITIES INC., ATTENTION: PROSPECTUS DEPARTMENT, 100 PLAZA ONE, JERSEY CITY, NEW JERSEY 07311, UNITED STATES OF AMERICA; PHONE: +1-800-503-4611
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